Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CANADIAN SUPPLEMENT

(in millions of U.S. dollars, except per share amounts, and in accordance with Canadian GAAP)

You should read the following Operating and Financial Review and Prospects - Canadian Supplement (Canadian Supplement) in conjunction with our Management's Discussion and Analysis of Financial Condition included elsewhere in this Quarterly Report. You should also read the Canadian Supplement in conjunction with the unaudited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP included elsewhere in this Quarterly Report.

RESULTS OF OPERATIONS

                                                                               Three Months Ended           Six Months Ended
                                                                             ----------------------     -----------------------
      (millions of U.S. dollars, except per                                  Sept. 23,    Sept. 24,     Sept. 23,     Sept. 24,
      share amounts)                                                           2005         2004          2005          2004
                                                                             ---------    ---------     ---------     ---------
      Income (loss before income taxes - U.S. GAAP                           $ (1.9)       $  3.2        $ (5.5)       $  9.7
      Loss before income taxes - CDN GAAP                                    $ (2.5)       $ (0.2)       $ (8.6)       $ (1.0)
      Net income (loss) for the period - U.S. GAAP                           $ (2.3)       $  3.2        $ (5.9)       $ 10.7
      Net income (loss) for the period - CDN GAAP                            $ (2.9)       $ (0.1)       $ (9.0)       $  0.1

      Net income (loss) per common share - U.S.
          GAAP: Basic and diluted                                            $(0.02)       $ 0.02        $(0.06)       $ 0.08
      Net loss per common share - CDN GAAP:
          Basic and diluted                                                  $(0.03)       $   --        $(0.08)       $(0.01)

The difference in income (loss) between U.S. and Canadian GAAP was principally due to the method used to record a gain on the sale of a business, differences in the treatment of stock compensation expense, the method used to record an impairment charge for long-lived assets in previous years, and the treatment of imputed interest income on the valuation of the long-term note receivable in previous years.

During Fiscal 2004, we began expensing stock options under Canadian GAAP using the fair value method. We use the intrinsic method of accounting for stock options under U.S. GAAP.

In the three and six month periods ended September 23, 2005, we recorded stock compensation of $nil under U.S. GAAP, as compared to $0.4 and $0.8, respectively, under Canadian GAAP (three and six months ended September 24, 2004
- $nil and $0.1 respectively under U.S. GAAP as compared to $0.4 and $0.7, respectively, under Canadian GAAP). As a result, the net loss under Canadian GAAP for the three and six month periods ended September 23, 2005 was higher by $0.4 and $0.8, respectively (three and six months ended September 24, 2004 - net income under Canadian GAAP lower by $0.4 and $0.6, respectively). Under U.S. GAAP stock compensation expense has been included in S&A expense.

Under Canadian GAAP there are differences in the net book values of certain assets as a result of different methods used to determine fair values resulting from their impairment in previous years. The different net book values of assets resulted in a higher depreciation expense under Canadian GAAP by $0.2 and $0.4 for the three and six months ended September 23, 2005, respectively (three and six months ended September 24, 2004 - higher by $0.2 and $0.4 respectively).

Our  Canadian  GAAP  interest   income  was  higher  in  Fiscal  2005  than  the
corresponding U.S. GAAP amount due to differences in the treatment of imputed interest income on the valuation of a long-term note receivable. Under Canadian GAAP, the interest income was recorded in earnings, as compared to under U.S. GAAP, where the income was deferred and netted against the value of the note receivable. The difference in accounting resulted in a higher interest income under Canadian GAAP by $0.2 and $0.4 for the three and six months ended September 24, 2004.

Under U.S. GAAP we recorded a gain on sale of business of $1.9 in the six months ended September 23, 2005 as a result of payments received on a note receivable from X-FAB. Under Canadian GAAP, the gain was recognized in


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

Fiscal 2002 at the time of the sale of the business. As a result of this difference, net income under U.S. GAAP was $1.9 higher than the net income under Canadian GAAP for the six months ended September 23, 2005 (three and six months ended September 24, 2004 - $2.9 and 9.9 respectively).


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